Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Oaktree, Ballmer Bet $315 Million on Aspiration Before SPAC Deal

Bloomberg News Enterprise Published: Dec 15 2021 05:00:01

News Story

By

Gillian Tan (Bloomberg) —

Oaktree Capital Management LP and investment affiliates of billionaire Steve Ballmer have committed $315 million in additional financing to green fintech company Aspiration ahead of its merger with InterPrivate III Financial Partners Inc., a blank-check firm.

The financing includes $65 million, of which about $50 million is structured as convertible preferred stock drawn by Aspiration that converts into equity at an equivalent price of $11 a share, InterPrivate’s Ahmed Fattouh said in an interview. It separately features $250 million in non-convertible perpetual preferred stock set to fund Wednesday, and which pays an 8% annual dividend and can be redeemed after nine years, said Aspiration Chief Executive Officer Andrei Cherny. The remaining $15 million is a private investment in public equity, or PIPE, to fund upon the deal’s completion.

“Given the current market environment, we are very pleased to have raised equity capital at these terms,” Fattouh said. “The capital infusion provides more certainty that Aspiration can execute on its growth plan.”

Los Angeles-based Aspiration, which counts actors Orlando Bloom and Leonardo DiCaprio among investors, in August agreed to merge with the InterPrivate vehicle, confirming an earlier Bloomberg News report. It said it had secured a $200 million PIPE, from investors including Bernard Arnault’s family office Financiere Agache, Doha Venture Capital, Serengeti Asset Management and Canadian rapper Drake.

Including fresh financing from Oaktree and Ballmer’s affiliates, the company is poised to have more than $700 million in proceeds assuming no redemptions upon the deal’s close, Fattouh said.

“As fighting climate change continues to become front and center for more people and businesses, Aspiration’s technology, brand and community of members make it one of the most significant new equities in the public markets,” Ballmer said in an emailed statement.

Aspiration has been bolstering its enterprise offerings as corporations and consumers accelerate their focus on sustainability, Cherny said. In November, it announced a partnership with subsidiaries of South Korea’s Hanwha Group, as well as a strategic partnership with Qatar Free Zones Authority and Doha Venture Capital. This month, Aspiration said it struck a multi-year partnership with Athletes Unlimited, a move which the two said may lead to the first U.S. carbon neutral professional sports league.

Aspiration in September became a founding partner in Intuit Dome, the arena that’s being built as a home for the Los Angeles Clippers, the basketball team that Ballmer owns.

“Aspiration is a category creator at the intersection of the growing fintech and sustainability industries,” Brian Laibow, co-head of North America for Oaktree’s global opportunities strategy, said in an emailed statement. “We’re delighted to partner with the Aspiration team as they continue to scale their growth and impact.”

To contact the reporter on this story:

Gillian Tan in New York at gtan129@bloomberg.net

To contact the editors responsible for this story: Jesse Westbrook at jwestbrook1@bloomberg.net Dan Reichl.

About Aspiration Partners, Inc.

Aspiration is a leading platform to help people and businesses put automated sustainable impact into their hands and integrate it into their daily lives. Aspiration has earned the trust of its more than 5 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. Headquartered in Marina del Rey, CA, Aspiration Partners Inc. is backed by investors including Alpha Edison, AGO, Capricorn Investment Group, Allen & Company, Flourish Ventures, Social Impact Finance, Deep Field Asset Management, Joseph Sanberg, Alex Pomeroy, Glenn “Doc” Rivers, Orlando Bloom, Leonardo DiCaprio, Cindy Crawford, Kaia Gerber, and Robert Downey Jr.’s Footprint Coalition Ventures. For more information, visit Aspiration.com or Aspiration.com/business.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Ahmed Fattouh, Sunil Kappagoda, and Nicholaos Krenteras, is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While the Company may pursue initial business combination targets in any industry, the Company expects to pursue targets in the financial services industry with a particular focus on tech-enabled companies, with a focus on target companies with an enterprise value of $1 billion or more. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including former BankOne Chairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; and Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman.

About InterPrivate Capital

InterPrivate Capital is a private investment firm that invests on behalf of a consortium of family offices. The firm’s unique independent co-sponsor structure provides its investors with the deep sector expertise and transaction execution capabilities of veteran deal-makers from the world’s leading private equity and venture capital firms. Affiliates of InterPrivate Capital act as sponsors, co-sponsors and advisors of special purpose acquisition companies (“SPACs”), and manage a number of investment vehicles on behalf of its family office co-investors that participate in private and public opportunities, including PIPE investments in support of the firm’s sponsored business combinations. For more information regarding InterPrivate Capital, please visit www.interprivate.com. For more information regarding InterPrivate’s SPAC strategy, please visit www.ipvspac.com.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.